

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison
Avenue, 6th Floor
New York, NY 10022

>   **Re: Venus Acquisition Corp**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed December 23, 2021**
>   **File No. 333-257518**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

Amendment No. 3 to Form S-4 filed December 23, 2021

Cover Page

1. We note your response to prior comment 1. Please revise to also provide cross-references to the condensed consolidating schedule and the consolidated financial statements. See the Sample Letter to China-Based Companies, available on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

2. We note your response to prior comment 2. Please revise to note, if true, that the VIE agreements have not been tested in a court of law.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.